UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35947

Star Operating Companies, Inc. (formerly Star Equity Holdings, Inc.)

(Exact name of registrant as specified in its charter)

53 Forest Ave, Suite 101

Old Greenwich, CT 06870

(203) 489-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On August 22, 2025 Hudson Global, Inc. (“Hudson”), completed its previously announced acquisition of Star Operating Companies, Inc. (formerly Star Equity Holdings, Inc.) (“Star”), pursuant to the Agreement and Plan of Merger, dated as of May 21, 2025 (the “Merger Agreement”), by and among Hudson, Star and HSON Merger Sub, Inc., a wholly owned subsidiary of Hudson (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, on August 22, 2025, at the effective time of the Merger (the “Effective Time”), Merger Sub merged with and into Star, with Star continuing as the surviving corporation of the Merger under the name “Star Operating Companies, Inc.” as a wholly owned subsidiary of Hudson. Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each share of Common Stock, par value $0.0001 per share of Star (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than certain shares as set forth in the Merger Agreement) were automatically converted into the right to receive 0.23 shares of Hudson common stock and (ii) each share of Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share of Star (“Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than certain shares set forth in the Merger Agreement) were automatically converted into the right to receive one (1) share of Hudson Series A preferred stock.

This Form 15 relates solely to the reporting obligations of Star, which is now a wholly-owned subsidiary of Hudson, under the Exchange Act, and does not affect the reporting obligations of Hudson. On August 22, 2025, Star’s Common Stock and Preferred Stock were delisted from the Nasdaq Global Market and were subsequently deregistered under Section 12(b) of the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 3, 2025

STAR OPERATING COMPANIES, INC. (formerly Star Equity Holdings, Inc.)

By:	/s/ Richard K. Coleman, Jr.
Richard K. Coleman, Jr.
Chief Executive Officer